UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 27, 2011.

Exhibit 99.1

FIRST QUARTER 2011 RESULTS

Highlights

•	Golar LNG reports consolidated net income of $16.3 million and consolidated operating income of $20.4 million for the first quarter of 2011
•	Golar LNG announces a cash dividend of $0.25 cents per share
•	Significant improvement in charter rates during the quarter
•	Golar secures charters for its 4 modern vessels of between 12 and 18 months. The contracts are expected to generate approximately $80 million of EBITDA on an annualized basis
•	Successful completion of the initial public offering of Golar LNG Partners raising gross proceeds of $310 million
•	Golar LNG orders 6 new LNG carriers from Samsung Heavy Industries and has options on a further 2 vessels
•	In April 2011, Golar LNG acquired shares in subsidiary company Golar LNG Energy Limited via private placement share swaps and cash purchases that increased its ownership to 95.1%. A voluntary offer has subsequently been made for the balance of the outstanding shares of Golar LNG Energy Limited and Golar LNG currently owns 99.4 % of the shares.
•	The West Java FSRU Project time charter agreement with PT Nusantara Regas was executed in April 2011

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net income of $16.3 million and consolidated operating income of $20.4 million for the three months ended March 31, 2011 (the “first quarter”).

Revenues in the first quarter were $67.5 million as compared to $64.6 million for the fourth quarter of 2010 (the “fourth quarter”). The increase is primarily due to an improved performance from Golar LNG Energy’s (“Golar Energy”) modern LNG carriers offset in part by the effect of the Golar Grand being in drydock in the first quarter. Vessel utilization for the first quarter was slightly down at 91% as compared to 95% for the fourth quarter, but average daily time charter equivalent rates (“TCEs”) for the first quarter increased to $80,694 from $74,206 in the fourth quarter as a result of higher rates for vessels operating in the spot market.

Voyage expenses were slightly higher in the first quarter at $3.8 million as compared to $3.2 million in the fourth quarter but vessel operating expenses were lower at $14.0 million for the first quarter compared to $15.2 million for the fourth quarter.

Other operating losses of $3.6 million in the first quarter represent costs incurred and net mark-to-market valuations related to physical LNG cargo trades and financial derivatives entered into by Golar Commodities in the first quarter. It is expected that gains from the delivery and settlement of these cargos will be realized in the second quarter of 2011.

There were no impairment charges in the first quarter where as in the fourth quarter charges of $4.5 million were recognised principally in connection with the write down of the company’s investment in TORP LNG AS.

Net interest expense for the first quarter at $6.9 million was slightly lower than the $7.1 million in the fourth quarter.

Other financial items have decreased by $8.3 million in the first quarter compared to the fourth quarter. This is principally as a result of non-recurring termination costs and the write-off of deferred charges of approximately $13 million relating to certain lease arrangements recognized in the fourth quarter. This has been partly offset by a decrease of $2.9 million in non-cash gains on the mark-to-market valuations of interest rate swaps in the first quarter of $3.6 million as compared to the fourth quarter reported gains of $6.5 million.

Financing, corporate and other matters

Dividends
The Board has reviewed the Company’s dividend capacity in light of the initial public offering of Golar LNG Partners LP and the Company’s newbuilding orders and has decided to maintain the current dividend level of $0.25 cents per quarter. A cash dividend of $0.25 per share will therefore be paid in respect of the first quarter of 2011. The record date for the dividend is June 10, 2011, ex-dividend date is June 8, 2011 and the dividend will be paid on or about June 27, 2011.

Golar LNG Partners LP ("Golar Partners")
In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company’s ownership of Golar Partners was reduced to approximately 65%. Golar Partners owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million. As part of the transaction the Company has agreed to offer to Golar Partners the right to acquire all its LNG carrier and FSRU assets that in the future obtain contracts of greater than 5 years. The Company expects to sell Golar Freeze and Khannur (both FSRU’s with long-term contracts) to Golar Partners during 2011 and 2012 respectively as well as others assets as new long-term contracts are secured.

The value of Golar LNG’s share holding in Golar Partners as at May 27, 2011 was $714 million. Based on Golar Partners forecasted distributions Golar will receive a minimum of $10 million per quarter in cash dividends.

Newbuildings
During April and May 2011, consistent with the Company’s stated growth strategy, Golar entered into firm contracts to build six 160,000 m3 LNG carrriers with Samsung Heavy Industries Co Ltd ("Samsung"). Four vessels are to be delivered in 2013 and two in early 2014. The total cost of the six vessels is approximately $1.2 billion. The vessels will be delivered with fuel efficient dual fuel diesel electric engines and lower boil-off rates in comparison to the existing LNG carrier fleet. Furthermore, the Company has retained options to include ice strengthening / winterisation as well as regasification capability on some vessels. The Company considers the competitive price and payment terms, the early delivery positions and the flexibility of design options to create a significant commercial advantage over other operators who will enter the newbuilding market at a later stage. The Company will use the proceeds from the Golar Partners IPO and the proceeds from the expected sale of the Golar Freeze and Khannur to Golar Partners as the equity contribution for the financing of these vessels.

Acquisition of Golar LNG Energy (“Golar Energy”)
On April 26, 2011 the company increased its ownership of Golar Energy from 61.1% to 90.5% by entering into agreements to acquire an additional 70,315,792 Golar Energy shares. The sellers received one newly-

issued Golar LNG share for every 6.06 Golar Energy shares. The new Golar LNG shares were effectively issued for $30.30 per share.

The share acquisitions were organized into two transactions. In the first transaction, the Company acquired 36,675,639 shares from international institutional investors and, in the second transaction it acquired 33,640,153 from World Shipholding Limited, the Company’s major shareholder. The shares in respect of this second transaction will be issued upon the filing of a prospectus with the Oslo Stock Exchange. The two transactions will increase the Company’s share capital by 11,524,911 shares.

On April 27, 2011, the Company further increased its ownership of Golar Energy by acquiring an additional 10,536,287 shares at a price of approximately $5 per share. This increased the Company’s ownership of Golar Energy to 95.1%.

Subsequently a voluntary offer was made to acquire the remaining outstanding shares in Golar Energy at NOK 26.80. Following the closing of this offer, Golar owns 99.4% of the outstanding shares and will, based on Bermuda law, initiate a compulsory acquisition offer of any remaining shares in Golar Energy and a delisting of Golar Energy from Oslo Axess.

Vessel Charters
As previously announced the Company has entered into time charter agreements for its four modern LNG carriers for periods between 12 to 18 months, providing charter coverage of approximately 57 months. The fixtures commenced between February and April 2011. Based on assumed operating expenses, the four vessels are expected to have a combined annualized EBITDA contribution of approximately $80m.

Financing
In April 2011, the Company entered into a new $80 million unsecured revolving credit facility with a company related to its major shareholder, World Shipholding. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company drew down an initial amount of $35 million in April 2011 to repay the amounts outstanding on its Golar Gas Facility.

Shares and options
During the quarter a total of 540,500 Golar LNG options were exercised. In connection with this, 390,500 new shares were issued. The total remaining Golar LNG options is 400,000. Golar Energy has outstanding options of 5,438,000 which will be converted to Golar LNG options on a proportionate basis in line with the share swap noted above. One Golar LNG option will be issued for every 6.06 Golar Energy options held by directors and employees at a strike price calculated to give the same intrinsic value to holders. Therefore 897,360 Golar LNG options will be issued at an average strike price of $11.84. The revised share option scheme is expected to have a lower overall accounting cost than the original as a function of the lower volatility in Golar LNG’s historical share price in comparison to Golar Energy’s. The total number of shares outstanding in Golar is 79,801,953 excluding options.

Management changes
With the merger of Golar and its subsidiary Golar Energy, Graham Robjohns will step down as CEO and will be replaced by Doug Arnell as CEO of Golar Management Ltd. Mr. Robjohns will also step down as CFO of Golar Management to be replaced by current Group Financial Controller Brian Tienzo. Mr. Robjohns will however remain as CEO for Golar LNG Partners. These changes will take effect from June 1, 2011.

Shipping

There has been strong demand throughout the quarter for available modern LNG carriers and also demand for older vessels but there has been little availability of either. Charterers started to take vessels for much longer periods in the region of 12 to 18 months but there is now limited optionality for charterers and they have had to adapt requirements to the availability of vessels. There is strong interest for vessels both in the East and the

West but many requirements remain uncovered due to lack of vessels. Some small windows of vessel availability will likely occur in the short-term moving forward but the market is expected to remain tight for the next 2-3 years.

Throughout the quarter charter rates remained strong and have now pushed up towards $90,000 per day for modern tonnage.

Based on the fundamental strength of the shipping market and the increased activities in the FSRU market, the Board has decided to reactivate the Gimi which has been laid up since August 2009. The vessel will go through an extensive shipyard upgrading, at a cost of in the region of $10 million, and will be available for trading and infrastructure projects from August this year.

Shareholders should be aware that there are large differentials in total operating costs (including fuel cost) between older steam turbine vessels, modern steam turbine vessels and new generation dual fuel diesel electric (“DFDE”) vessels. It can be assumed that the new DFDE ships, based on size, boil off and fuel costs are approximately $40,000 - $50,000 per day more economical to operate than older steam vessels.

The worldwide LNG fleet currently stands at 359 vessels including FSRUs with a further 35 on order, 16 of which have been ordered since January 1, 2011. These of course include those recently placed by Golar with Samsung for 6 new buildings with additional options. There is today very limited shipyard capacity available before 2014. It is anticipated that the tonne mile demand in the period until 2014 will grow significantly faster than the fleet. It is further anticipated that this will lead to a tight and most likely improving freight market.

In the period 2014 to 2015 there are expected to be a number of large LNG projects commencing production, particularly in Australia. These projects will need significant additional shipping capacity. Additional shipping capacity will also be needed to support the recent change in US policy to allow LNG export projects.

Golar’s new ships will be delivered at an attractive point in time since they will prove attractive to LNG players who may have to search for additional tonnage sooner than anticipated due to either improving markets or for fleet renewal purposes and will also deliver into a market for vessels that is likely to be very tight.

Golar has already received enquiries from several major LNG producers with respect to long-term chartering of part of its recently ordered newbuilding fleet.

Regasification

In April 2011, Golar announced the execution of the long-term time charter in respect of a Floating Storage and Regasification Unit (FSRU) and Mooring facility with PT Nusantara Regas, a joint venture between Pertamina and PGN ("West Java FSRU Project "). The contract is for an initial term of approximately eleven years with automatic conditional extension options up to 2025. The contract value for the initial period is approximately $500 million. Project execution is progressing on schedule with all long lead items having been ordered, detailed engineering well progressed and conversion of the Khannur at Jurong shipyard in Singapore underway.

Floating regasification remains a strong area of growth for the Company. This new contract establishes Golar’s presence in Asia and represents its fourth FSRU conversion. It further cements the Company’s reputation as one of the leading FSRU providers in the world.

There is also significant activity in the development of further floating regasification projects worldwide. Golar is currently involved in four bidding/offer processes and a further three are expected to commence soon.

Golar has proved itself as the only Company to have successfully converted an LNG carrier into an FSRU. With its newbuilding orders Golar is now also capable of offering newly built regasification vessels as an alternative option for customers.

Golar Freeze has recently been going through final acceptance tests for its 10 year time charter to DUSUP and this is expected to be concluded imminently. As a result Golar will enter into discussions with Golar Partners with respect to agreeing a mutually acceptable purchase price for the vessel. The anticipated sale of the vessel to Golar Partners will free up a significant amount of cash for Golar and will help to secure future growth and increased dividend capacity for Golar Partners.

Golar Commodities

During the first quarter, contracts were executed to acquire cargoes, on a delivered basis to, a US Gulf coast import terminal with the intention of re-exporting at a later date. Additionally, sales agreements were executed with customers in premium markets for volumes, on a delivered basis, exported from the US terminal on Golar Commodities chartered vessels. The economic uplift derived from the transport of these cargoes to premium markets will likely accrue in the second quarter. Term charter agreements have been executed on LNG carriers during the quarter of varying terms with limited rights to extend. The cost of repositioning these vessels to load cargos has been expensed in the first quarter prior to the delivery of the cargo’s.

Golar Commodities has through charter agreements secured access to two 125,000 m3 vessels. These vessels have been taken in on charters of approximately 9 months and 2 months with extension options of 6 months plus 6 months and 3 months plus 3 months respectively.

The earthquake, tsunami and ensuing shut down of nuclear facilities in Japan has had a significant impact on the LNG market due to the need to supplement the country’s energy requirements through additional LNG supplies. The result has been higher LNG prices in the Far East with some ripple effect in other geographic regions. It has had the additional effect of increasing market shipping rates as supply line distances have increased; effectively reducing slack and availability in LNG shipping.

Negotiations are progressing on term supply, off-take, asset optimization and risk management transactions with a number of customers. The Company expects to consummate some of these transactions in 2011, most of which have a term of less than one year. Opportunities are increasingly being generated through synergies with the Company’s FSRU and other asset-oriented ventures. The Board is clearly not satisfied with the results Golar Commodities has generated since start up, but sees clear positive signs in recent developments and appreciates the hard work of the organisation to create a strong strategic position.

Market

The March 11th tragedy in Japan caused the shut-down of some 12.4GW of nuclear capacity which led to LNG playing an increasingly pivotal role in meeting Japanese energy requirements. These outages in Japan’s nuclear facilities as well as the drive towards replacement gas should result in an additional 7.5 million tonnes per annum (“mmtpa”) in 2011 rising to 12 mmtpa by 2015.

Although there is enough flexible LNG available in the market to allow diversions to Japan, this will remove a substantial amount of slack that was previously available. Qatar is able to supply the bulk of the requirements but Japan has been accessing cargoes from other sellers. None of these suppliers has the flexibility of Qatar but many suppliers are delaying maintenance to maximise their output.

In China a reduced appetite for spot cargoes is evidenced on the back of heightened Japanese activity whereas Indian imports have increased recently to make up for reduced domestic production.

South American markets are now heading into their peak season where markets in Argentina have been offering large premiums over Henry Hub and UK NBP. Cargo deliveries into the US showed no signs of picking up in the first quarter. By the end of March only 2.5 million tonnes had been imported, which is understood to be close to the contractual minimum under existing term arrangements. Towards the end of the quarter a number of cargoes were heading into the US Gulf and thereafter available for re-export.

The UK continued to import record amounts of LNG in each month of the quarter and NBP prices showed little sign of easing, which in turn helped prop up Far East prices.

Two new projects (Pluto LNG and Angola LNG) are expected to start up in the second half of 2011 and the first quarter of 2012 respectively. This new production together with debottlenecking projects and the ramp up of the significant number of new projects that have recently started up could add up to 47 million tonnes of LNG to the market by the end of 2012.

In general, the market momentum built up over the previous months as well as the positive outlook going forward should provide some benefits to projects where final investment decisions are yet to be taken.

Outlook

The Board believes the outlook for Golar is very positive due to the major growth trend in LNG supply that is coming in the time period to 2015, combined with the Company’s industry leading position in the midstream infrastructure segment of the LNG value chain. Natural gas continues to shine in comparison with high priced oil and nuclear energy’s safety concerns. It is entirely possible that the growth of LNG supply going forward may well exceed the already robust estimates.

Golar is well placed to take full advantage of this opportunity. The Company will have a minimum of 10 modern vessels available for spot and long-term charters before the end of the first quarter of 2014. In addition Golar will have 2 vessels plus a 50% interest in a 3rd suitable for conversion projects. Golar will seek to use this unique position strategically in order to build long-term relationships and maximise value.

The Company has utilized its strong relationships with shipyards and the ability to raise capital efficiently through the Golar LNG Partners vehicle to position itself to be extremely competitive both on price and delivery timing. Other owners have begun to follow Golar into the newbuilding market however the Board still views the carrier segment to be undersupplied with only a finite shipyard capacity remaining to close the gap in the time required.

The floating regas market, with Golar placed as a worldwide leader, continues to build momentum. By the end of May the Company will have four live offers into new projects with at least three more expected to come before 2011 ends. As the only company to have constructed and operated floating regas terminals through converting existing LNG carriers, Golar brings unequalled credibility and price certainty to potential charterers. The Board believes there is every chance that the Company will increase its existing fleet of FSRU’s in the very near term and maintain its industry leading position.

The next wave of midstream LNG solutions continues to be developed inside Golar. Floating LNG to power vessel, floating storage and small scale LNG are all on Golar’s drawing board and the Company anticipates they could all add significantly to our growth in the future. It is the Company’s target to conclude firm business for at least one of these projects before the end of the year.

The Board also sees several other interesting opportunities for further growth. Shareholders should anticipate continued high investment activities in the coming quarters.

Operating income in the second quarter of 2011 is expected to be significantly positively impacted by further improvement in earnings of the four modern vessels. The Board anticipates strong growth in EBITDA over the next three years. This is expected to be driven by a tighter shipping market, renewal of the existing modern vessels time-charters at higher levels, Golar’s newbuildings commencing operations in 2013 and 2014 and by expected new infrastructure projects including the Khannur that will commencing its 11 year charter in 2012.

The Board is excited about the outlook for the Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

May 30, 2011
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell – Chief Executive Officer
Brian Tienzo – Chief Financial Officer

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2011	2010	2010	2010
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	unaudited	unaudited	unaudited	audited

Operating revenues	67,487	64,615	53,335	244,045

Vessel operating expenses	14,000	15,180	13,045	52,910
Voyage and charterhire expenses	3,844	3,172	10,592	32,311
Administrative expenses	8,257	7,455	3,245	22,832
Depreciation and amortization	17,355	16,432	15,802	65,076
Impairment of long-term assets and investments	-	4,500	-	4,500
Total operating expenses	43,456	46,739	42,684	177,629

Other operating gains and losses	(3,586)	(2,862)	-	(6,230)

Operating income	20,445	15,014	10,651	60,186

Gain on sale of available-for-sale-securities	541	2,379	762	4,196

Financial income (expenses)
Interest income	440	401	1,431	4,290
Interest expense	(7,308)	(7,474)	(7,834)	(32,654)
Other financial items	(36)	(8,314)	(8,217)	(38,597)
Net financial expenses	(6,904)	(15,387)	(14,620)	(66,961)

Income (loss) before taxes, equity in net losses of investees and non-controlling interests	14,082	2,006	(3,207)	(2,579)
Taxes	423	94	(451)	(1,427)
Equity in net losses of investees	(689)	(356)	(401)	(1,435)
Net income (loss)	13,816	1,744	(4,059)	(5,441)
Net income attributable to non-controlling interests	2,532	2,970	1,307	5,825
Net income (loss) attributable to Golar LNG Ltd	16,348	4,714	(2,752)	384

Basic earnings / (loss) per share ($)	$0.24	$0.07	$(0.04)	$0.01

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income
	2011	2010	2010	2010
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan - Dec
	unaudited	unaudited	unaudited	audited

Net income (loss)	13,816	1,744	(4,059)	(5,441)

Other comprehensive (loss) income, net of tax:
Losses associated with pensions	-	(94)	-	(95)
Unrealized losses on marketable securities held by the Company and investee	-	(1,087)	(7,517)	(9,942)
Unrealized net gain/(loss) on qualifying cash flow hedging instruments	3,258	6,250	(3,428)	(8,578)

Other comprehensive income (loss)	3,258	5,069	(10,945)	(18,615)

Comprehensive income (loss)	17,074	6,813	(15,004)	(24,056)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	18,965	5,546	(12,066)	(14,108)
Non-controlling interest	(1,891)	1,267	(2,938)	(9,948)

	17,074	6,813	(15,004)	(24,056)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET	2011	2010	2010
(in thousands of $)	Mar-31	Mar-31	Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	128,691	82,119	164,717
Restricted cash and short-term investments	26,446	39,779	21,815
Other current assets	56,501	21,965	17,578
Amounts due from related parties	448	490	222
Long-term
Restricted cash	191,652	546,952	186,041
Equity in net assets of non-consolidated investees	19,717	20,922	20,276
Vessels and equipment, net	1,634,107	1,636,269	1,618,803
Other long-term assets	32,923	46,678	48,320
Total assets	2,090,485	2,395,174	2,077,772

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	92,028	73,949	105,629
Current portion of capital lease obligations	5,924	20,483	5,766
Other current liabilities	173,871	130,976	135,323
Amounts due to related parties	847	331	438
Long-term
Long-term debt	681,871	694,752	691,549
Obligations under capital leases	411,924	761,929	406,109
Other long-term liabilities	122,356	74,714	133,636
Equity
Stockholders’ equity	415,462	480,132	410,588
Non-controlling interests	186,202	157,908	188,734

Total liabilities and equity	2,090,485	2,395,174	2,077,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS	2011	2010	2010	2010
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net income/(loss)	13,816	1,744	(4,059)	(5,441)
Adjustments to reconcile net (loss) /income to net cash provided by operating activities:
Depreciation and amortization	17,355	16,432	15,803	65,076
Amortisation of deferred tax benefit on intragroup transfer	(1,245)	-	-	-
Amortization of deferred charges	393	72	324	1,494
Loss on termination of lease	-	7,777	-	7,777
Undistributed net losses of non-consolidated investee	689	356	401	1,435
Drydocking expenditure	(2,723)	513	(795)	(7,369)
Stock-based compensation	415	-	452	1,869
Gain on sale of available-for-sale-securities	(541)	(2,379)	(762)	(4,196)
Change in market value of derivatives	(8,296)	(7,986)	11,116	-
Trade accounts receivable	1,226	(301)	(525)	(2,010)
Inventories	(28,234)	(22)	(1,560)	1,166
Prepaid expenses, accrued income and other assets	(12,424)	31,274	(5,413)	(17,629)
Amount due from/to related companies	183	254	338	713
Trade accounts payable	29,926	8,412	(4,517)	(7,221)
Accrued expenses	12,884	(6,971)	(745)	409
Interest element included in capital lease obligations	211	275	275	762
Unrealized foreign exchange loss/(gain)	5,089	(1,654)	(7,917)	(5,180)
Impairment of long-term assets	-	4,500	-	4,500
Change in operating assets and liabilities/other liabilities	(4,421)	9,240	(1,446)	15,555
Net cash provided by (used in) operating activities	24,303	61,536	970	51,710

INVESTING ACTIVITIES
Additions to vessels and equipment	(14,888)	(2,470)	(17,800)	(33,927)
Additions to non-consolidated investee	(130)	(156)	(81)	(469)
Proceeds from disposal of available-for-sale-securities	901	4,238	-	7,711
Purchase of marketable securities	-	-	1,315	-
Restricted cash and short-term investments	(6,314)	393,812	(3,516)	391,421
Net cash (used in) provided by investing activities	(20,431)	395,424	(20,082)	364,736

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS	2011	2010	2010	2010
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	unaudited	unaudited	unaudited	audited

FINANCING ACTIVITIES
Proceeds from long-term debt	-	-	-	125,000
Repayments of obligations under capital leases	(1,414)	(342,342)	(1,885)	(354,881)
Repayments of long-term debt	(23,281)	(24,232)	(13,525)	(110,037)
Cash dividends paid	(20,425)	(28,214)	(5,014)	(45,761)
Acquisition of non-controlling interests	-	(15,741)	-	(15,741)
Non-controlling interest capital contribution	(1,000)	-	(520)	(3,120)
Proceeds from issuance of equity (including exercise of stock options)	3,944	3,304	-	3,304
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	5,605	(56)	5,549
Payments arising from exercise of warrants	-	18,743	-	18,742
Proceeds from disposal of treasury shares (including exercise of stock options)	2,278	3,448	-	2,985

Net cash used in financing activities	(39,898)	(379,429)	(21,000)	(373,960)

Net (decrease)/increase in cash and cash equivalents	(36,026)	77,531	(40,112)	42,486

Cash and cash equivalents at beginning of period	164,717	87,186	122,231	122,231
Cash and cash equivalents at end of period	128,691	164,717	82,119	164,717

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non-Controlling Interests	Non-Controlling Interests	Total Equity

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322
Net income (loss)
Grant of share options
Other comprehensive income
Dividends
Non-controlling interest capital contribution	-	-	-	-	-	-	-	(1,000)	(1,000)
Disposal of treasury shares	-	2,280	-	-	-	-	2,280	-	2,280
Exercise of share options	391	-	4,640	-	-	(1,392)	3,639	359	3,998

Balance at March 31, 2011	68,199	-	105,340	200,000	(30,694)	72,617	415,462	186,202	601,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of March 31 2011, World Shipholding Limited owned 46% (December 31, 2010: 46%) of Golar.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2010.

Certain amounts reported in prior periods have been reclassified to be consistent with the current quarters and years presentation. In the opinion of management, all adjustments (consistent of normal recurring accruals) considered for a fair statement have been included.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2010.

3.	SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The business is split in to two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•	LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended March 31, 2011			Year ended December 31, 2010
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	67,487	-	67,487	244,045	-	244,045
Vessel and voyage operating expenses	(17,844)	-	(17,844)	(85,221)	-	(85,221)
Administrative expenses	(5,681)	(2,576)	(8,257)	(16,580)	(6,252)	(22,832)
Impairment of long-term assets	-	-	-	(4,500)	-	(4,500)
Depreciation and amortization	(17,248)	(107)	(17,355)	(65,038)	(38)	(65,076)
Other operating gains and losses	-	(3,586)	(3,586)	-	(6,230)	(6,230)
Operating income (loss)	26,714	(6,269)	20,445	72,706	(12,520)	60,186
Gain on sale of available-for-sale securities	541	-	541	4,196	-	4,196
Net financial expenses	(6,898)	(6)	(6,904)	(66,775)	(186)	(66,961)
Income taxes	423	-	423	(1,427)	-	(1,427)
Equity in net losses of investees	(689)	-	(689)	(1,435)	-	(1,435)
Net income (loss)	20,091	(6,275)	13,816	7,265	(12,706)	(5,441)
Non-controlling interests	2,532	-	2,532	5,825	-	5,825
Net income (loss) attributable to Golar LNG Ltd	22,623	(6,275)	16,348	13,090	(12,706)	384

Total assets	2,017,459	73,026	2,090,485	2,038,384	39,388	2,077,772

Revenues from external customers

The vast majority of the Company’s Vessel Operations under time charters and in particular with five charterers, Pertamina, Petrobras, BG Group plc, Shell and Dubai Supply Authority. Pertamina is the state-owned oil and gas company of Indonesia. Petrobras is a Brazilian energy company. BG Group plc and Shell are both headquartered in the United Kingdom. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company’s performance either according to customer or geographical region.

For the three months ended March 31, 2011 and the year ended December 31, 2010, revenues from the following customers accounted for over 10% of the Company’s consolidated revenues:

(in thousands of $)	Three months ended		Year ended
	March 31, 2011		December 31, 2010
Petrobras	22,400	33%	90,652	37%
Pertamina	9,282	14%	36,944	15%
DUSUP	11,780	17%	29,893	12%

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

4.	DEBT

As of March 31, 2011 and December 31, 2010, the Company had total long-term debt outstanding of $773.9 million and $797.2 million, respectively.

The Company’s capital lease obligations as at March 31, 2011, and December 31, 2010, were $417.8 million and $411.9 million, respectively.

In March 2011, the Company repaid the outstanding balance of $10 million of the $80 million World Shipholding revolving loan credit facility.

5.	FINANCIAL INSTRUMENTS

Fair values
The Company recognises its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Company’s financial instruments at March 31, 2011 and December 31, 2010 are as follows:

		Mar 31, 2011		Dec 31, 2010
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	128,691	128,691	164,717	164,717
Restricted cash and short-term investments	Level 1	218,098	218,098	207,856	207,856
Long-term unlisted investments – Other (1)	Level 3	7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		773,899	773,899	787,078	787,078
Obligations under capital leases (1)		417,848	417,848	411,875	411,875

Derivatives:
Commodity contracts asset	Level 3/Level 2	8,669	8,669	111	111
Commodity contracts liability	Level 3	7,738	7,738	-	-
Interest rate swaps liability	Level 2	43,162	43,162	50,051	50,051
Foreign currency swaps liability	Level 2	21,540	21,540	26,205	26,205

(1)	The fair value hierarchy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

5.	FINANCIAL INSTRUMENTS (continued)

As at March 31, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of this investment as at March 31, 2011.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses.

6.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Mar 31, 2011	At Dec 31, 2010

Frontline	(486)	(278)
Ship Finance	171	124
Seatankers	(84)	(62)

	(399)	(216)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended March 31, 2011 and December 31, 2010, Faraway Maritime Shipping Company, which is 60% owned by the Company and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $2.5 million and $7.8 million respectively, of which 60% was paid to the Company and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited. World Shipholding Limited is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. In March 2011, the Company repaid the outstanding $10 million balance and terminated the facility.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

7.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	At Mar 31, 2011	At Dec 31, 2010
Book value of vessels secured against long-term loans and capital leases	1,631,870	1,616,790

8.	Subsequent Events

In April 2011, the Company's subsidiary, Golar LNG Partners LP (“Golar Partners”) completed a public offering of 13.8 million common units at a price of $22.50 per unit, for gross proceeds of $310.5 million. This includes gross proceeds of $40.5 million relating to the 1.8 million common units sold pursuant to the exercise of the overallotment option by the underwriters. As a result of the offering, the Company's ownership of Golar Partners was reduced to 65% (including the Company's 2% general partner interest).

In April 2011, Golar entered into a new $80 million revolving credit facility with a company related to its major shareholder World Shipholding. The facility accrues floating interest at a rate per annum of LIBOR plus 3.5% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company drew down an initial amount of $35 million in April 2011. The facility is currently unsecured. In order to draw down amounts in excess of $35 million, Golar will be required to provide additional security over its three vessels, the Hilli, Gimi and Khannur.

In April 2011, the Company entered into newbuild contracts for six LNG carrriers with a Korean shipyard. Four vessels are to be delivered in 2013 and two in 2014. The total cost of the six vessels is approximately $1.2 billion. In addition, the Company has an option to acquire two further vessels for delivery in 2013 and onwards. During April 2011, the Company made newbuild instalment payments totalling approximately $120 million.

In April 2011, the Company increased its ownership of Golar Energy from 61.1% to 95.1% through an exchange offer where a number of institutional shareholders in Golar Energy agreed to sell their Golar Energy shares at a price of USD 5 per share and use the proceeds to subscribe for new shares in the Company at a subscription price of USD 30.30 and through a block trade where a number of institutional shareholders in Golar Energy agreed to sell their Golar Energy shares at a price of NOK 26.80 per share.

In May 2011, the Company subsequently made a voluntary offer to purchase the remaining shares in Golar Energy for cash at the same price. This offer closed on May 25, 2011. The Company announced that it will following the voluntary offer proceed with a compulsory acquisition to acquire the remaining shares held by others once the above offer closes, ensuring that Golar Energy will become a wholly owned subsidiary of the Company going forward.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January 1 to March 31, 2011 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first three months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining nine months of the financial year, and major related party transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: June 27, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer